INSTRUMENT DEFINING THE RIGHTS OF SHAREHOLDERS


       The following two paragraphs define the rights of shareholders of common stock registered herein:

       Holders of Common Stock are entitled to one vote per share on all matters concerning which shareholders are entitled to vote. Cumulative voting in the election of directors is not permitted. As a result, the holders of more than 50% of the outstanding shares have the power to elect all directors. The quorum required at a shareholders' meeting is a majority of the shares entitled to vote, represented in person or by proxy. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter is required for shareholder approval.

       Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available thereof and after payment of dividends, if any, due on any outstanding shares of Preferred Stock. Upon liquidation of the Company, such holders would share ratably in the assets, if any, remaining after payment of all debts and liabilities and after satisfaction of the liquidation preference of any outstanding shares of Preferred Stock. Holders of Common Stock do not have preemptive, conversion or redemption rights.